Exhibit 99.98

TSX TRUST COMPANY
VIA ELECTRONIC TRANSMISSION
March 26, 2026
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AYA GOLD & SILVER INC.
Confirmation of Notice of Record and Meeting Dates
We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the upcoming Annual Meeting of Security Holders for the subject issuer:

1	ISIN:	CA05466C1095

	CUSIP:	05466C109

2	Date Fixed for the Meeting:	June 12, 2026

3	Record Date for Notice:	April 23, 2026

4	Record Date for Voting:	April 23, 2026

5	Beneficial Ownership Determination Date:	April 23, 2026

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual

9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES
Yours truly,
TSX Trust Company

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